CADARET, GRANT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

CADARET, GRANT & CO., INC.
DECEMBER 31, 2019

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Cadaret, Grant & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cadaret, Grant & Co., Inc.'s management. Our responsibility is to express an opinion on Cadaret, Grant & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cadaret, Grant & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Cadaret, Grant & Co., Inc.'s auditor since 2011.
New York, New York
February 28, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CADARET, GRANT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 7,647,802
Cash segregated under federal and other regulations	2,785,115
Commissions receivable	7,580,485
Deposit with clearing broker	250,000
Other receivables	1,476,585
Other assets	823,990
Capitalized project costs	646,319
Fixed assets, net	496,257
Deferred tax assets	6,856,285
TOTAL ASSETS	**$ 28,562,838**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 3,141,886
Security sold short, not yet purchased	19,414
Commissions payable	6,579,917
Total liabilities	9,741,217
Stockholder's equity:	
Common stock, $0.01 par value; 400,000 shares authorized, 104,688 shares issued and outstanding	1,047
Additional paid-in capital	135,239
Retained earnings	18,685,335
Total stockholder's equity	18,821,621
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 28,562,838**

See accompanying notes to statement of financial condition.

2

NOTE 1.   <u>**ORGANIZATION AND NATURE OF BUSINESS**</u>

Cadaret, Grant & Co., Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of a financial services company (the "Parent"). All shares of the Company were acquired by AWS 4, Inc. ("AWSI") on September 30, 2018. The Company's principal offices are located in Syracuse, New York. The Company has registered representatives located throughout the United States. Major sources of revenues are investment advisory fees and commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

NOTE 2.   <u>**SUMMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>Cash and cash equivalents</u>
Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

<u>Basis of presentation and use of estimates</u>
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

<u>Securities transactions</u>
Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis, with related commission income and expense reported on a trade date basis.

<u>Commissions and other receivables</u>
Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged-off accounts are recorded when received.

<u>Capitalized project costs</u>
Capitalized project costs are stated at cost and represent projects that are ongoing and not yet available for use. As projects are completed, they will be capitalized in fixed assets and depreciated based on their estimated useful lives.

NOTE 2.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>

<u>Fixed assets</u>

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

<u>Income taxes</u>

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts that are more likely than to be realized. During 2019, in accordance with FASB ASC Topic 740, *Income Taxes,* the Company recognized a deferred tax asset related to goodwill arising from the initial sale of the Company to the Parent. This transaction resulted in the recognition of a capital contribution of $7,741,659 in retained earnings during 2019. This deferred tax asset will amortize over a 15 year period, ending in 2033.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

<u>Fair value measurements</u>

Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

NOTE 2.   <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

<u>Fair value measurements (continued)</u>

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

<u>New accounting pronouncements</u>

Effective January 1, 2019, the Company adopted FASB ASC Topic 842, *Leases* ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirement, which did not require lease assets and lease liabilities to be recognized for operating leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lease, have not significantly changed from previous US GAAP requirements. The adoption of ASC 842 did not have a material impact on the financial statement.

<u>Subsequent events</u>

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements, except for the following. The Company evaluated subsequent events through February 28, 2020, which is the date the financial statement was available to be issued.

During January 2020, the Company converted its status to become a fully disclosed introducing broker-dealer and submitted the corresponding notice to FINRA. As of the date of this election, the Company is no longer required to hold cash segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3. **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2019, the amount in cash accounts exceeding federally insured limits was approximately $7,900,000.

NOTE 4. **CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

At December 31, 2019, cash of approximately $2,790,000 has been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2019, amounts held in these reserve accounts exceeded regulatory requirements by approximately $2,780,000.

NOTE 5. **DEPOSIT WITH CLEARING BROKER**

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit of $250,000 with the clearing broker. Such amount bears interest at current market rates.

NOTE 6. **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a)   *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)   *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 6.   **FAIR VALUE MEASUREMENTS (CONTINUED)**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Assets:	Level 1	Level 2	Level 3	Total	Valuation technique
Money market funds, included in cash and cash equivalents	$1,781,747	-	-	$1,781,747	(a)
Liabilities:					
Security sold short, not yet purchased	$ 19,414	-	-	$ 19,414	(a)

Security sold short consists of a marketable equity security recorded at fair value, with changes in fair value recorded through earnings. There were no transfers between levels during the year.

NOTE 7.   **FIXED ASSETS**

Fixed assets consisted of the following at December 31, 2019:

Furniture and fixtures	$ 120,192
Leasehold improvements	280,605
Equipment	2,736,669
	3,137,466
Less: accumulated depreciation	(2,641,209)
Fixed assets, net	$ 496,257

NOTE 8.   **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

NOTE 8. **COMMITMENTS AND CONTINGENCIES (CONTINUED)**

As of December 31, 2019, the Company is a defendant in a single FINRA arbitration filing brought by a former customer in relation to a former registered representative who is no longer with the Company and has since been convicted of misappropriating customer funds and making fraudulent misrepresentations. The Company is indemnified by the previous owners for legal matters that arise in connection with this matter. As such, the Company's management believes that the resolution of these matters will not result in any material adverse effect on the Company's financial statement.

NOTE 9. **RELATED-PARTY TRANSACTIONS**

Pursuant to an administrative service arrangement ("Affiliate Arrangement") with affiliated organizations, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses it pays for these entities. For the year ended December 31, 2019, the amount of the reimbursement paid to the Company under this Affiliate Arrangement was $42,720. At December 31, 2019, there is a receivable of $128 from the affiliates included in other receivables and a payable of $11,200 to the affiliates included in accounts payable and accrued expenses in the statement of financial condition.

Pursuant to an administrative service arrangement ("Parent Arrangement") with the Parent, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses of the Company that are paid by the Parent. For the year ended December 31, 2019, the amount the Company paid for services provided under this agreement was $2,624,645. At December 31, 2019, there is a payable of $703,168 to the Parent that is included in accounts payable and accrued expenses in the statement of financial condition.

NOTE 10. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2019, the Company had net capital of $7,244,858, which was $6,598,443 in excess of its required net capital of $646,415. The Company's percentage of aggregate indebtedness to net capital was 134% at December 31, 2019.

NOTE 11. **PROFIT SHARING PLAN**

The Company has a qualified profit sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the Plan. The Company may make matching and/or discretionary contributions to the Plan, which are determined annually by management.